UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42740

Robot Consulting Co., Ltd.

Le Gratteciel Building 2, 6th Floor
5-22-6 Shimbashi, Minato Ward
Tokyo, 105-0004
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

Robot Consulting Co., Ltd., a joint stock corporation with limited liability incorporated in Japan, is furnishing its unaudited interim financial statements and notes for the six months ended September 30, 2025. The financial statements and notes are attached as Exhibit 99.1 to this report.

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Interim Financial Statements and Notes of Robot Consulting Co., Ltd. for the Six Months Ended September 30, 2025
101. INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robot Consulting Co., Ltd.

By:	/s/ Hidetoshi Yokoyama
Hidetoshi Yokoyama
Representative Director and Chairman

Date: March 30, 2026